SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


For the period ended May 21, 2002


                  AYOTTE MUSIC INC.                             000-30683
------------------------------------------------------     ---------------------
   (Translation of Registrant's name into English)            SEC File No.

                 2060 Pine Street, Vancouver, BC, Canada V6J 4P8
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

                  Form 20-F     X             Form 40-F
                             -------                     --------

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

                     Yes                      No     X
                          --------                -------



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On May 21, 2002, Ayotte Music Inc. ("Ayotte" or the "Company") announced that it has entered into a Plan of Arrangement with Verb Exchange Inc. ("Verb"), effective May 1, 2002, in connection with the previously announced reverse takeover transaction between the two companies (reported under Form 6-K, filed April 26, 2002). Ayotte and Verb have convened meetings of their shareholders for June 26, 2002 in order to consider and approve the proposed Plan of Arrangement.

Pursuant to the Plan of Arrangement, Ayotte will consolidate its shares on a 5 for 1 basis and will issue an aggregate of 5,152,925 post-consolidation common shares to acquire all of the issued and outstanding common shares and special warrants of Verb. The number of shares issuable by Ayotte will be reduced in certain circumstances, including if Verb has in excess of US $200,000 in liabilities as at the closing date, other than liabilities relating to the transaction. The Plan of Arrangement also provides for the issuance of an aggregate of 1,387,000 share purchase warrants of Ayotte in exchange for existing warrants of Verb. The warrants are exercisable at various prices from CDN $0.80 to US $5.00, expiring on various dates prior to the end of 2003.

Ayotte also announces that it has engaged Thomson Kernaghan & Co. Limited to act as lead agent in connection with a private placement of special warrants, for gross proceeds of approximately $2,000,000. The price of the special warrants will be determined in context of the market at the time that the placement is being offered for sale. It is contemplated that the special warrants to be issued will be exercisable, for no additional consideration, into one (1) post-consolidation share and one-half of one share purchase warrant, exercisable for a period of one year. The terms of the placement will be announced once finalized.

ABOUT VERB EXCHANGE:

Verb Exchange is a leading provider of Unified Communications, Advanced Messaging and Broadcast solutions for today's organizations and mobile professionals. Verb Exchange's unique suite of solutions, build upon the services and technologies that drive business today. Verb Exchange's services allow users access to their critical desktop and communications environments through simple web or voice commands. Verb Exchange is a privately held corporation headquartered in Vancouver, BC with US offices in Phoenix, AZ.

In addition to Ayotte shareholders' approval, the proposed reverse takeover transaction remains subject to the approval of the TSX Venture Exchange. The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of the news release.



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 AYOTTE MUSIC INC.
                                                 (Registrant)



Date:  May 29, 2002                         By:       /s/    Don Mazankowski
                                                 -------------------------------
                                                 General Manager





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